AGREEMENT


     Effective as of December 17, 1998, Delta Petroleum Corporation ("Delta") and Burdette A. Ogle ("Ogle") agree as follows:

     1) These parties are also parties to an agreement entitled "Purchase and Sale Agreement" dated January 3, 1995 and to certain agreements of conveyance related thereto each of which is entitled "Assignment, Conveyance and Bill of Sale of Federal Oil and Gas Leases Reserving a Production Payment", which are referenced herein as the "Assignments".

     2) The parties hereto agree that each of the Assignments shall be amended so that Section II-10 thereof shall read as follows:

          10. Assignee may avoid the obligation of Section II-9 of this Agreement to make minimum annual payments by reassigning such Leases to Assignor or relinquishing such Leases, all as provided in this Section II-10.

          A. If Assignee shall desire to surrender one or more of the Leases, it shall give Assignor written notice of its intention to do so at least ninety days (90) prior to the date on which Assignee proposes to surrender such Leases, specifying the Leases, their locations, status, the amount of monthly production, if any, operations proposed or being actively consider for or with respect to such Leases, the amount of any anticipated expenditures during the following two years, if known to Assignee, and such other information as would be considered relevant by a reasonable and prudent operator. For a period which ends five calendar days prior to the date of proposed surrender specified in such notice, Assignor shall have the right and option to require Assignee to assign such Leases to Assignor, without consideration, by giving written notice thereof to Assignee. If Assignor shall elect to reacquire such Leases, Assignee shall promptly thereafter reconvey such Leases to Assignor by an instrument substantially the same as this Conveyance (omitting therefrom this Section 10 and all references to the Production Payment) and securing the approval of the Minerals Management Service (or other agency then authorized in the premises) to such reconveyance. Upon the written notice of intention of such reassignment, the obligation to make Minimum Payments shall terminate with respect to the Leases so reconveyed, but shall not terminate with respect to any other Leases.

          B. If Assignor elects to reacquire any or all of the leases to be surrendered, as provided in Section II-10A above, then Assignee may elect to retain the ownership of a portion of the subject lease or leases to be reassigned, free and clear of the Production Payment and related Minimum Payments, which portion retained by Assignee shall be calculated as follows: beginning with Minimum Payment paid on January 4, 1999 and for each future Minimum Payment that is paid under Section II-9 hereof, Assignee may elect to reduce the portion of the interest in the lease or leases so reassigned by 4.375% out of 100% of the interest that would otherwise have been reassigned.

          C. If Assignor shall notify Assignee in writing that Assignor does not elect or if Assignor shall fail to elect to require Assignee to reassign to Assignor the Leases specified in such notice, Assignee may relinquish such Leases.

          D. When Assignee has relinquished or reassigned to Assignor all of the Leases subject to the Production
          Payment, Assignee's obligation to make Minimum Payments shall terminate.

          E. If Assignee shall fail to relinquish the Leases specified in a notice given under Section II-10 at the time specified therein, the provisions of this section shall again be applicable to such Lease.

     3) In consideration of this agreement, Delta agrees to reissue that certain warrant owned by Ogle for 100,000 shares of Delta common stock with the exercise price reduced from $8.00 per share to $3.00 per share, with the repurchase option reduced to $6.00 and with the termination date extended from August 31, 1999 to August 31, 2004.



                 Delta Petroleum Corporation

       By:        s/Aleron H. Larson, Jr.
                    Authorized Officer



                   s/Burdette A. Ogle
                      Burdette A. Ogle